Exhibit 3.4

CERTIFICATE OF ELIMINATION OF THE

CERTIFICATE OF DESIGNATIONS OF THE

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

(Pursuant to the provisions of Section 151(g) of

the General Corporation Law of the State of Delaware)

Amgen Inc. (the “Company”), a corporation duly organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that:

1. The name of the Company is Amgen Inc. and the date on which the Company’s original Certificate of Incorporation was filed with the Secretary of the State of Delaware (the “Secretary of State”) is October 31, 1986.

2. The voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of the Series A Junior Participating Preferred Stock, par value $0.0001 per share, of the Company (the “Series A Junior Participating Preferred Stock”) were originally set forth in a resolution adopted by the Board of Directors and set forth in a Certificate of Designations filed with the Secretary of State on April 10, 1997, were substantially amended and restated in a resolution adopted by the Board of Directors and set forth in a Certificate of Designations filed with the Secretary of State on January 30, 2001, and were subsequently set forth in the Certificate of Designations attached as Appendix A to the Restated Certificate of Incorporation of the Company, as amended (the “Restated Certificate of Incorporation”), as filed with the Secretary of State on January 9, 2006.

3. None of the authorized shares of the Series A Junior Participating Preferred Stock are outstanding and none in the future will be issued.

4. The Board of Directors of the Company, acting in accordance with the provisions of the DGCL, adopted the following resolutions at a meeting duly called and held on December 9, 2008:

NOW, THEREFORE, BE IT RESOLVED, that none of the authorized shares of Series A Junior Participating Preferred Stock, par value $0.0001 per share, of the Company are outstanding and none in the future will be issued pursuant to the Certificate of Designations previously filed with the Secretary of State of the State of Delaware and attached as Appendix A to the Restated Certificate of Incorporation (the “Secretary of State”).

RESOLVED FURTHER, that pursuant to the provisions of Section 151(g) of the DGCL, the proper officers of the Company be, and each such officer hereby is, authorized and directed, for and on behalf of the Company and in its name, to file a certificate setting forth this resolution with the Secretary of State for the purpose of eliminating all reference to the said Series A Junior Participating Preferred Stock from the Restated Certificate of Incorporation of the Company and take all such further actions as such officers deem necessary or advisable to carry out the purpose and intent of these resolutions.

5. That, in accordance with Section 151(g) of the DGCL, all provisions set forth in the Certificate of Designations of Series A Junior Participating Preferred Stock attached as Appendix A to the Restated Certificate of Incorporation, and all matters set forth in the Restated Certificate of Incorporation relating thereto, are hereby eliminated from the Restated Certificate of Incorporation.

IN WITNESS WHEREOF, Amgen Inc. has caused this Certificate of Elimination to be executed this 9th day of December, 2008.

AMGEN INC.

By:	/s/ DAVID J. SCOTT
David J. Scott
Senior Vice President, General Counsel and Secretary